EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 23, 2015 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2015. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”). We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;

  the Company's growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein® and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development of commercial applications for soy, pea and canola protein proteins;

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approvals;

  input and other costs; and

  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;

  the Company's or its licensing partner's ability to generate new sales;

  the Company's or its licensing partner's ability to produce, deliver and sell the expected product volumes at the expected prices;

  the Company's ability to control costs;

  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;

  market acceptance and demand for the Company's products;

  the successful execution of the Company's business plan;

  achievement of current timetables for product development programs and sales;

  the availability and cost of labour and supplies;

  the availability of additional capital; and

  general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

  the condition of the global economy;

  market acceptance of the Company's products;

  changes in product pricing;

  changes in the Company's customers' requirements, the competitive environment and related market conditions;

  product development delays;

  changes in the availability or price of labour and supplies;

  the Company's ability to attract and retain business partners, suppliers, employees and customers;

  changing food or feed ingredient industry regulations;

  the regulatory regime;

  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and

  the Company's ability to protect its intellectual property.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Burcon’s CLARISOY™ soy protein offers clarity and high quality protein nutrition for low pH beverage systems and excellent solubility and clean flavour at any pH; Peazazz® is a uniquely soluble pea protein with clean flavour characteristics; and Puratein®, Supertein® and Nutratein® are three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 188 issued patents worldwide, including 59 issued U.S. patents, and in excess of 375 additional patent applications, 59 of which are U.S. patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

2015 RIGHTS OFFERING

On April 30, 2015, the Company completed an offering of shares by way of a rights offering (the “2015 Rights Offering”) for 1,552,044 common shares at $2.26 per common share for gross proceeds of $3,507,619, with net proceeds of approximately $3.35 million. Burcon issued to each shareholder as of April 2, 2015 (the “2015 Record Date”) in certain provinces in Canada and in the United States, one transferable right (the “2015 Rights”) for each common share held by such shareholder. Every twenty-two 2015 Rights entitled the holder thereof to purchase one common share in the Company for $2.26 per common share.

Subject to certain conditions, three corporate shareholders (the “2015 Guarantors”), including ITC Corporation Limited (“ITC”), each agreed to provide a standby guarantee (the “2015 Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 1,552,044 common shares being issued under the 2015 Rights Offering. As the 2015 Rights Offering was oversubscribed, the 2015 Guarantors were not required to fulfill their respective obligations under the 2015 Standby Commitment. As consideration for the 2015 Standby Commitment, the 2015 Guarantors received share purchase warrants (the “2015 Standby Warrants”) entitling the 2015 Guarantors to acquire up to 388,011 common shares at an exercise price of $2.26 per common share that are exercisable up to April 30, 2017. In accordance with the policies of the Toronto Stock Exchange (“TSX”), the issuance of the 2015 Standby Warrants to the 2015 Guarantors is subject to shareholder approval for the exercise price, which will be sought at Burcon's next annual general meeting (the “AGM”) that is expected to be held in September 2015. ITC is subject to an additional shareholder approval as an insider of the Company. If the Company fails to obtain the requisite shareholder approval for the exercise price for the 2015 Guarantors, the Company will pay to the 2015 Guarantors a cash fee in the aggregate of $70,152 as compensation for the 2015 Standby Commitment. If the Company obtains the requisite shareholder approval for the exercise price, but fails to obtain the additional shareholder approval for ITC as an insider of the Company, it will pay to ITC a cash fee of $35,876 as compensation for the 2015 Standby Commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

PRIVATE PLACEMENT

On January 22, 2015, Burcon completed a private placement of 660,000 common shares (“Placement”) at a price of US$2.50 per share for gross proceeds of US$1.65 million, or approximately C$2.04 million (based on the Bank of Canada US-CAD noon exchange rate of 1.23716 on January 22, 2015). The common shares sold in the Placement were subject to a four-month hold period that expired May 23, 2015.

2014 RIGHTS OFFERING

On April 2, 2014, the Company completed an offering of shares by way of a rights offering for 1,860,276 common shares at $2.82 per common share for gross proceeds of $5,245,978, with net proceeds of approximately $5.0 million. Burcon issued to each shareholder as of February 19, 2014 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the Rights) for each common share held by such shareholder. Every 17 Rights entitled the holder thereof to purchase one common share in the Company for $2.82 per common share.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC, each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that were available to be purchased, but not otherwise subscribed for, that would have resulted in a minimum of 930,138 common shares being issued under the rights offering. As the rights offering was over-subscribed, the Guarantors were not required to fulfill their respective obligations under the Standby Commitment. As consideration for the Standby Commitment, the Guarantors received share purchase warrants entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that are exercisable up to April 2, 2016. In accordance with the policies of the TSX, the issuance of the Standby Warrants to the Guarantors was subject to shareholder approval. Burcon’s shareholders approved the issuance at the AGM held on September 10, 2014. Burcon estimated the fair value of these warrants to be $357,945 using the Black-Scholes option pricing model and recorded the warrants as financing expense when the warrants were issued.

The net proceeds from the rights offerings and the private placement have been used and will continue to be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies and pursue new related products; negotiating terms and securing a strategic alliance for the commercialization of Burcon’s pea protein extraction and purification technology; fund activities associated with Burcon’s obligations under the License and Production Agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”), for the commercialization of Burcon’s CLARISOY™ soy protein, filing new patent applications; maintaining, strengthening and expanding Burcon’s intellectual property portfolio; continued research and development of Burcon’s other protein extraction and purification technologies; and general and administrative expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

OPERATIONAL HIGHLIGHTS

Peazazz®

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products, and powdered beverage mixes. Peazazz® can also fortify snacks, cereals, and diet products, as well as gluten-free, vegetarian, and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

During the year, the Winnipeg Technical Centre (“WTC”) conducted work on alternate and improved processes to produce Peazazz® pea protein. Work continued in our laboratory to conduct testing and sensory evaluation on products produced from these new processes. We also continued to file new patent applications to strengthen our patent portfolio.

Burcon continued its discussions and project work, from applications to shelf-life testing, with a select group of multi-national food ingredient providers with respect to commercializing Peazazz®. The continued applications work is to explore what the partners see as the potential market applications for Peazazz, including beverages, protein bars and non-dairy desserts. Burcon is working to improve its market and pricing forecasts and understanding how Peazazz® may compete in the broader existing protein ingredient market. From the second quarter onwards, the WTC produced samples for evaluation by these potential partners.

Burcon is considering a number of various options, including building full-scale production facilities through a variety of partnership structures. As at the date of this MD&A, discussions are still on-going with these parties.

CLARISOY™

Burcon has the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. In March 2014, ADM provided written notice to Burcon that it intends to expand the commercial production of CLARISOY™ soy protein. ADM’s intention to expand commercial production capacity of CLARISOY™ ensures that its production capacity meets the required obligations under the Soy Agreement to retain its exclusive license for CLARISOY™. If ADM does not fulfill certain obligations under the Soy Agreement, Burcon will have the option to convert the exclusive license to a non-exclusive license.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

CLARISOY™ 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY™ 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY™ 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

The CLARISOY™ portfolio is being marketed by ADM’s Foods & Wellness group. Their marketing activities are supported by CLARISOY™ samples produced at the semi-works plant for market-building activities, and for product development by ADM’s global customer base.

ADM launched a new CLARISOY™ variant, CLARISOY 170, at the 2014 IFT Food Expo in New Orleans. CLARISOY™ 170 is formulated to be ideal as a dairy protein replacement which could include neutral beverage applications with a pH of 7.0 or higher.

In addition to CLARISOY™ 170, ADM was advertising numerous CLARISOY™ products at the IFT Food Expo, including CLARISOY™ 100, CLARISOY™ 110, CLARISOY™ 120, CLARISOY™ 150 and CLARISOY™ 180.

During the year, the WTC continued to carry out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY. During the year March 31, 2015, Burcon recorded royalty revenues of $105,387 (2014 - $94,724) comprised primarily of initial license fee payments recognized as royalty revenue. Burcon expects royalty revenues to be marginal until ADM brings its large-scale commercial CLARISOY™ production facility online.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Other

During the year, research work was also conducted on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. In addition, Burcon has filed patent applications to cover alternative extractive technologies that may not be commercially viable. These patent applications form part of Burcon’s defensive strategy to gain as much protection in the protein extraction and purification space as possible. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein®, Supertein®, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the year, Burcon filed five new patent applications, received five U.S. patent grants, and continued the maintenance and prosecution of its patent applications. Subsequent to the year-end, Burcon received two additional U.S. patent grants.

In April 2014, Burcon was granted a key patent for a CLARISOY™ composition of matter patent application. This is the first CLARISOY™ composition of matter patent application that has been allowed and provides protection over the commercially valuable attributes of CLARISOY™.

In an effort to conserve its cash resources, Burcon abandoned certain non-core canola patents and canola patent applications during fiscal 2014 that it deemed to be unessential or redundant for the purposes of achieving its strategic objectives in non-U.S. countries.

Burcon currently holds 59 U.S. issued patents over its canola, soy and flax protein processing technologies and canola protein isolate applications. In addition, Burcon has a further 59 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 188 issued patents covering inventions that include the 59 granted U.S. patents. Currently, Burcon has over 375 additional patent applications that are being reviewed by the respective patent offices in various countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2015	2014	2013
	IFRS	IFRS	IFRS

Royalty income	105	95	30
Interest and other income	310	291	86
General and administrative expenses	4,459	3,954	3,559
Research and development expenses	2,536	2,394	2,103
Loss for the year	(6,579)	(5,962)	(5,546)
Basic and diluted loss per share	(0.20)	(0.19)	(0.18)
Total assets	6,700	5,123	10,514
Total long-term liabilities	133	227	321
Weighted average shares outstanding (thousands)	33,605	31,625	30,621

RESULTS OF OPERATIONS

As at March 31, 2015, Burcon has not yet generated any significant revenues from its technology. For the year ended March 31, 2015, the Company recorded a loss of $6,579,424 ($0.20 per share), as compared to $5,961,545 ($0.19 per share) last year. Included in the loss is $731,447 (2014 - $538,640) of stock-based compensation (non-cash) costs, warrants issued for financing of $357,945 (2014 - $nil), amortization of deferred revenue of $93,833 (2014 - $93,833), amortization of deferred development costs of $533,625 (2014 - $533,625), and amortization of property and equipment of $150,329 (2014 - $150,570).

The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(in thousands of dollars)

	Year ended March 31
	2015	2014
Professional fees	2,056	1,927
Salaries and benefits	1,389	1,285
Financing expense	414	-
Investor relations	222	354
Office supplies and services	166	164
Other	119	106
Travel and meals	61	83
Management fees	29	32
Amortization of property and equipment	3	3
	4,459	3,954

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Professional fees
(in thousands of dollars)

	Year ended March 31
	2015	2014

Regulatory and intellectual property	1,833	1,718
Legal and audit	140	186
Consulting	83	23
	2,056	1,927

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies.

Patent legal fees increased by about $125,000 over the past year. The pea portfolio accounted for about $189,000 of the increase, of which about $142,000 related to three patents that entered national phase during the year, as compared to none in fiscal 2014. The remaining increase relates to general increased activity in this portfolio. The soy portfolio accounted for $182,000 of the overall increase, due mainly to two patents that were granted in Europe that incurred registration fees of $106,000 in several European countries, increased maintenance payments of $47,000, with the balance to higher activity levels for the soy portfolio.

Patent legal fees decreased by $285,000 for the canola portfolio as compared to last year. Burcon abandoned certain non-core canola patents in the third quarter of last year that it deemed to be unessential for the purposes of achieving its strategic objectives in non-US countries. There was a decrease in $156,000 in maintenance fees over the previous years, with the balance of the decrease attributed to the lower professional fees incurred for the smaller canola portfolio.

There was an increase of $39,000 in the patent portfolio for other product applications, due to a patent application that entered national phase during this year.

From inception, Burcon has expended approximately $12.3 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Consulting expenses increased by about $60,000 over the past year, due mainly to financial advisory fees of about $54,000. Burcon also incurred lower legal fees as compared to last year.

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $486,000 (2014 – $377,000) for the year ended March 31, 2015. There was no significant change in the cash portion of salaries and benefits last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Financing expense

As noted in the Rights Offering section on page 5, Burcon issued 232,534 warrants to the Guarantors of the Rights Offering and has recorded an estimated fair value of $357,945 as financing expense after shareholder approval was granted at the 2014 AGM. The balance of the financing expenses related to professional fees incurred for exploring various financing options available to the Company.

Investor relations

There was no stock-based compensation expense included in investor relations expense this year. Included in investors relations expenses for the year ended March 31, 2014 is stock-based compensation expense of about $15,000 for options granted to a U.S. investor relations firm. The cash portion of investor relations expenses decreased by about $117,000 for year ended March 31, 2015, as compared to last year. The decrease is attributed mainly to roadshow fees and travel expenses of about $67,000 relating to an extensive European roadshow undertaken in December 2013, with the balance of the decrease due mainly to U.S. investor relations consultant fees incurred in fiscal 2014.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
(in thousands of dollars)

	Year ended March 31
	2015	2014
Salaries and benefits	1,386	1,236
Amortization of deferred development costs	534	534
Laboratory operation	308	301
Amortization of property and equipment	147	148
Rent	88	85
Analyses and testing	65	70
Travel and meals	8	20
	2,536	2,394

A significant portion of R&D expenses is comprised of salaries and benefits. Included in salaries and benefits for the year ended March 31, 2015 is stock-based compensation expense of about $246,000 (2014 - $146,000). The cash portion of salaries and benefits increased by about $50,000 for the year ended March 31, 2015. The increase is due mainly to certain staff members returning this year after having been on leave on absences last year and nominal salary increases.

Laboratory operation expenses increased by about $7,000 for the year ended March 31, 2015 over last year. This is attributed to higher repairs and maintenance and utilities expenses of about $29,000, offset by a decrease in equipment rental costs of about $22,000. The higher repairs and utilities costs are consistent with the increased level of activity at the WTC, as measured by the number and size of production runs carried out during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at March 31, 2015, the Company had not earned significant revenues from its technology, had an accumulated deficit of $70,980,388 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At March 31, 2015, the Company had cash and cash equivalents of $2.4 million and short-term investments of $1.3 million. Together with C$3.4 million net proceeds raised from the rights offering subsequent to the year-end, management estimates these funds are sufficient to fund its operations through July 2016. The estimated date exclude proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

During the year ended March 31, 2015, Burcon recorded approximately $105,000 (2014 - $95,000) in royalty revenues, mostly from the recognition of previously deferred initial license fees received. Due to the nature of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM provided written notice to Burcon that it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the year ended March 31, 2015, was approximately $4,818,000, as compared to $4,952,000 in the previous year. The decrease of $134,000 is attributed to an increases in patent expenses of $115,000, consulting fees of about $60,000 and financing expense of $56,000, offset by decreases in investor relations expenses of about $117,000, legal fees of about $49,000 and G&A and R&D travel and meals of $34,000; in addition, R&D salaries and laboratory operation costs increased by about $50,000 and $7,000, respectively; royalty income increased by $11,000 and investment tax credits decreased by about $109,000 due to fiscal 2013’s investment tax credit claim filed in fiscal 2014. The increase in cash flows from the movement in non-cash working capital items is due mostly to higher patent legal fees outstanding as at March 31, 2015 and the refundable investment credits for fiscal 2014 included in accounts receivable as at March 31, 2014.

At March 31, 2015, Burcon’s working capital was approximately $3.3 million (March 31, 2014 - $1.1 million). As noted above, Burcon completed a rights offering of $3.5 million gross proceeds subsequent to the year-end. As at March 31, 2015, Burcon was committed to about $41,000 of capital expenditures. Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and about $1.8 million in patent legal fees and disbursements for fiscal 2016. We expect three patent application to enter national phase next year, and we also expect to incur patenting costs for new patent applications, as well as applications that will incur costs related to European registrations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing instruments with Canadian chartered banks with maturities at their purchase dates of greater than three months and not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rates. Burcon’s cash and cash equivalents and short-term investments are held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2015, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.22% per annum (2014 –1.17%) and the weighted average interest rate earned on short-term investments was 0.30% (2014 – 1.45%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2015 is estimated to be a $24,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2015 was $775,454, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Fair value

The fair value of the derivative asset and liability is a level 3 fair value and was estimated based on the amount of which the Company can settle its obligation under the 2015 Standby Commitment agreement in cash.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term natures of those assets and liabilities.

Currency risk

All of the Company’s short-term investments are denominated in US dollars. Therefore, the Company is exposed to risk from changes in foreign exchange rates.

OUTSTANDING SHARE DATA

As at March 31, 2015, Burcon had 34,144,969 common shares outstanding, 232,534 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.82 per share, and 2,512,167 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $5.66 per share. As at the date of this MD&A, Burcon had 35,697,013 common shares outstanding, 235,880 share purchase warrants that are convertible to an equal number of common shares at an exercise price of $2.78 per share, and 2,512,167 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $5.66 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Three months ended
		December 31,	September 30,
	March 31, 2015	2014	2014	June 30, 2014
Royalty, interest and other income	274	46	43	52
Loss for the period	(1,538)	(1,829)	(1,819)	(1,393)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.05)	(0.04)

	Three months ended
		December 31,	September 30,
	March 31, 2014	2013	2013	June 30, 2013
Royalty, interest and other income	148	150	42	46
Loss for the period	(1,239)	(1,538)	(1,604)	(1,581)
Basic and diliuted loss per share	(0.04)	(0.05)	(0.05)	(0.05)

Included in the loss in quarters one to four this year are about $101,000, $108,000, $374,000 and $148,000 of stock-based compensation expense, respectively. Similarly, included in quarters one to four of fiscal 2014 are about $87,000, $83,000, $274,000 and $95,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of this year and last year relate to the recognition of options granted in those quarters that had vested immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Included in the loss of each quarter in the table above is $133,000 of amortization of deferred development costs, and included in the loss of the second quarter of this year is $358,000 of warrants issued for financing.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a historical high of $605,000 in the fourth quarter of this year, due mainly to patent applications that incurred significant European registration fees as noted on page 10. They were also particularly high during the third quarter of this year of $514,000, and also during the first and second quarters of last year of $442,000 and $551,000, respectively, mostly due to patent applications that entered national phase during those quarters.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC who has significant influence over Burcon, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the year ended March 31, 2015 is $70,224 (2014 - $63,721) for office space rental, and equipment rental.

For the year ended March 31, 2015, included in general and administrative expenses (management fees) and (financing expense) are $29,068 (2014 - $32,365) and $593 (2014 - $nil), respectively, for administrative services provided. At March 31, 2015, $1,715 (March 31, 2014 - $1,423) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2015, included in interest and other income is $21,812 (2014 - $12,895) for legal and accounting services provided by the Company. At March 31, 2015, $818 (March 31, 2014 - $1,424) of this amount is included in amounts receivable. Included in deferred financing costs are fees of $2,235 (2014 - $2,550) and included in share issue costs are fees of $615 (2014 - $nil) for administrative services provided directly for financings, of which $1,913 is included in accounts payable and accrued liabilities as at March 31, 2015 (March 31, 2014 - $1,035).

During the year, the Company issued warrants to ITC related to the rights offering as noted on page 5 and recorded the estimated fair value of $183,053 as financing expense.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the IFRS IC.

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of revenues and expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 6 to the consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2014. These changes have been made in accordance with the applicable transitional provisions.

  The Company adopted International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation. These amendments clarify the requirements for offsetting of financial assets and liabilities. The adoption did not result in material changes to the Company’s financial statements.

  The Company adopted IFRIC 21, Levies, which provides guidance on whether an obligating event occurs that gives rise to a liability to pay a government levy that is not income tax. The adoption did not have any impact on the Company’s financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRS IC.

IFRS 15 - Revenue from Contracts with Customers

This new standard on revenue recognition supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The IASB has issued an exposure draft that would, if approved, defer the effective date to January 1, 2018.

IFRS 9 - Financial instruments - Classification and Measurement

The final version of IFRS 9 was issued in July 2014 and includes (i) a third measurement category for financial assets, and (ii) a single forward looking expected loss impairment model.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Amendment of IFRS 7 is effective on adoption of IFRS 9.

The Company does not expect any material impact from the adoption of these standards.

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue, we continue to qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

As the shares issued in the 2014 Rights Offering were registered in the United States, we will no longer qualify as an EGC on March 31, 2020. For the year ending March 31, 2021, the Company will require a public company’s registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2015 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2015 and concluded they are effective. They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2015 that could have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and ICFR.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2015 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon’s success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 188 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 59 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein and Burcon has been providing samples from the Peazazz® semi-works facility required by food and beverage companies to conduct full-scale, market evaluations of Peazazz® in their consumer products. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate significant revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Burcon must secure a strategic partner for producing Puratein® and Supertein® canola protein isolates. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Even if Burcon commercializes a product or products, its business strategy may not be successful. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Although Burcon is in discussions with potential partners for Peazazz® pea protein and Nutatein® canola protein isolate, no strategic alliance has yet been formed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $71.0 million from its date of incorporation through March 31, 2015. On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. However, Burcon reported minimal cash royalty revenue during fiscal 2014 and fiscal 2015. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $65.9 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $3.7 million in cash and cash equivalents and short-term investments. Together with the net proceeds of $3.35 million from the rights offering that completed subsequent to March 31, 2015, Burcon believes that it has sufficient capital to fund the current level of operations through July 2016. Although Burcon has sufficient funds to operate until July 2016, it will need raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. Although global financial markets have been in recovery, the inherent risk in investing in early stage companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its products, with the primary focus on its pea protein.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
YEARS ENDED MARCH 31, 2015 AND 2014

Pea

Burcon will continue to further discussions and negotiations with the select group of potential partners to secure a royalty or a joint operations agreement for Peazazz®. Burcon will continue to supply sufficient product development quantities of samples produced from the Peazazz® semi-works facility to these potential strategic partners to conduct full-scale, real-world testing. Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patent applications.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon will continue to pursue an animal nutrition application with companies in the animal feed industry with the intention of using Nutratein® as a full or partial replacement to dairy protein in certain high-value animal feed applications. For Supertein® and Puratein® canola protein isolates, Burcon’s goal is to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.